Exhibit 99.1

Draganfly Launches New Flight Facility for Land Mine and Anomaly Detection Protocols

Draganfly Launches UAS adoption, innovation, and research operations in Spring Branch, Texas

Los Angeles, CA. December 07, 2022 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce the launch of the Draganfly UAS A.I.R. Space, flight facility dedicated to the advancement of UAS program Adoption, Innovation & Research.

The Draganfly UAS A.I.R. Space provides a control site for the design, validation and optimization of standard operating procedures, sensor selection and data collection techniques. In partnership with Coldchain Delivery Systems, testing at the site is in currently focused on protocol for anomaly detection to aid in the identification of mines and unexploded ordinance as well as UAV Delivery for emergency response and humanitarian aid.

Located in Spring Branch, Texas, the flight facility will enable remote sensor testing from drones for various mines and other unexploded ordinances on and below the surface, using a variety of real-world scenarios within a controlled testing environment. Testing infrastructure available at the site can be extended to a variety of other UAV programs, including infrastructure inspection, surveying and agricultural applications. The data obtained during testing programs will be used to develop new operating methods and train AI models in support of Draganfly’s mission to further the adoption of commercial UAV technologies.

“The ability to safely test mapping, equipment, technology, and potential use cases in a controlled non-threatening environment will enable Draganfly to continue its innovation and research in relation to mine detection and a variety of other UAV programs,” said Cameron Chell, President and CEO of Draganfly. “We are excited about this one of kind flight facility that we have launched with Coldchain Delivery Systems and the amazing results that will benefit not only our partners and customers but the industry as a whole.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the extension of the flight facility applications to other UAV programs including, but not limited to, infrastructure inspection, surveying and agricultural applications as well as the use of the data for the development of new operating methods and AI models. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.